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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Coffeyville Group Holdings, LLC:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 9, 2005 contains a paragraph that states that, as discussed in note 2 to the financial statements, Farmland Industries, Inc. allocated certain general corporate expenses and interest expense to the Predecessor for the years ended December 31, 2001, 2002, and 2003 and for the 62 day period ended March 2, 2004. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if the Predecessor had operated as a stand-alone entity.

/s/ KPMG LLP

Kansas City, Missouri
February 10, 2005

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  Exhibit 23.1
Consent of Independent Registered Public Accounting Firm